UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the six months ended June 30, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         x                                                                  Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                                    No         x       .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2009

Highlights

•	SQM reported net income for the first half of 2009 of US$169.4 million, a decrease of 11.1% over the first half of 2008.

•	Earnings per ADR totaled US$0.64 for the first six months, compared to US$0.72 for the same period of 2008.

•	Operating income for first half of 2009 was 4.3% lower than that of first half 2008.

Santiago, Chile, August 11, 2009.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first half of 2009 of US$169.4 million (US$0.64 per ADR), a decrease of 11.1% with respect to the same period of 2008, when earnings totaled US$190.5 million (US$0.72 per ADR).  Operating income reached US$231.9 million (34.8% of revenues), 4.3% lower than the US$242.3 million (30.8% of revenues) recorded during the first half of 2008.  Revenues totaled US$665.7 million for the first six months, representing a decrease of 15.4% over the US$787.1 million reported in the same period of 2008.

The Company also announced a year-over-year earnings decline of 33.9% for the second quarter of 2009, reporting quarterly net income of US$83.1 million (US$0.32 per ADR) compared to the 2008 figure of US$125.7 million (US$0.48 per ADR). Operating income for the second quarter reached US$112.4 million, 28.0% lower than the US$156.1 million recorded for the same period of 2008. Revenues totaled US$344.8 million, a decrease of approximately 25.2% with respect to the second quarter of 2008, when revenues amounted to US$460.8 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “The first half of 2009 has proven to be challenging for the Company. During the first six months of the year we observed an important reduction in sales volumes, consistent with the prevailing global economic conditions and the uncertainty regarding prices in the potassium industry. However, sales volumes in the different industries in which we participate have started to recover, and we believe that volumes for the second half of the year will be higher than those observed in the first half of 2009.” He continued, “The need for potassium to ensure healthy plant development and to maximize yields, combined with the newly negotiated price in India, should stimulate demand in key potassium markets. We are already seeing signs of recovery in our Specialty Plant Nutrition business line, and we believe that demand in general has reached a turning point.”

Regarding potassium chloride, Mr. Contesse concluded, “We continue to move forward with our expansion plans that will allow us to double our sales volumes of potash in 2010.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for the first half of 2009 totaled US$311.3 million, 30% lower than the US$446.4 million recorded for the same period in 2008.

Second quarter 2009 revenues reached US$165.6 million, a decrease of 40% over the US$275.9 million recorded in 2008.

Specialty Plant Nutrition Volumes and Revenues (six months ended June 30):

		2009	2008	2009/2008
Sodium nitrate	Th. MT	9.8	13.9	-4.1	-29%
Potassium nitrate and sodium potassium nitrate	Th. MT	194.2	290.9	-96.7	-33%
Specialty blends	Th. MT	51.8	98.3	-46.6	-47%
Other non-SQM specialty plant nutrients (*)	Th. MT	32.0	58.2	-26.2	-45%
Potassium sulfate	Th. MT	50.9	69.0	-18.1	-26%
Specialty plant nutrition revenues	MUS$	311.3	446.4	-135.1	-30%

Sales volumes of each of our specialty plant nutrients during the first half of 2009 were significantly below levels reported during the first half of 2008. As expected, the uncertainty surrounding global economic conditions continued to negatively impact demand in SPN end markets.

Volumes recorded for the second quarter, however, were slightly higher than those observed in the first quarter of the year and those observed in the fourth quarter of 2008, a trend that has continued in recent weeks, indicating that markets have begun to recover, albeit at a slow pace.

In the first few weeks of the second half of the year, certain key markets have shown promising signs of recovery with volumes reaching pre-crisis levels. Many markets, however, continue to lag behind market highs seen during 2008. In general, these lagging markets have delayed purchases of specialty plant nutrients due to the uncertainty in potash markets, preferring either to postpone purchases until a clear market price for potassium was established or to buy only minimum quantities.

However, with the recent news of the conclusion of the contract negotiations in India, there are indications that the potassium market has begun to react to the newly established price and to move volumes. Furthermore, producers of high-value crops have reached low levels of fertilizer inventory and must use specialty fertilizers to maximize output and to ensure the premium quality of their crops in order to optimize production levels.

The new market price for potassium combined with the underlying fundamentals of this market -scarcity of water, high cost of land and growing demand for premium crops- should drive demand in the short- to medium-term.

Average prices in the SPN business line were higher during the first half of 2009 compared to the same period of the previous year. We anticipate that average prices for SPN for the year 2009 will be lower than average prices observed in 2008.

SPN gross margin (1) for the first half of 2009 accounted for approximately 42% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first half of 2009 totaled US$91.8 million, a decrease of 27% with respect to the US$125.7 million reported for the first half of 2008.

Iodine and derivatives revenues for the second quarter of 2009 amounted to US$48.7 million, a decrease of 26% compared to the US$65.6 million recorded the previous year.
Iodine and Derivative Volumes and Revenues (six months ended June 30):

		2009	2008	2009/2008
Iodine and derivatives	Th. MT	3.5	5.3	-1.8	-34%
Iodine and derivatives revenues	MUS$	91.8	125.7	-33.9	-27%

Similar to the decline in demand observed in other global markets, the iodine industry has also been affected by lower demand due to the economic downturn. Demand has declined for certain applications related to sectors such as the automotive, construction and consumer electronics industries.

Because of our leading position in this industry, our sales volumes have fallen more than industry-wide demand, which has helped stabilize the market.  As this industry begins to recover, we will be well positioned as the market leader to capture future growth.

In line with the price increase announced towards the end of 2008, average prices in this business line have continued to rise compared to average prices of the previous year. As a result of these higher prices and improved efficiencies, the effects of lower sales volumes in this business line have been offset.

We expect sales volumes for the second half of the year to be higher than sales volumes obtained during the first half of the year.

Gross margin for the Iodine and Derivatives segment accounted for approximately 13% of SQM’s consolidated gross margin in the first half of 2009.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$52.5 million during the first half of 2009, a decrease of 40% with respect to the US$88.0 million recorded for the first half of 2008.

Second-quarter 2009 lithium revenues decreased 39% with respect to the second quarter of 2008, amounting to US$28.0 million, compared to US$45.9 million in 2008.

Lithium and Derivatives Volumes and Revenues (six months ended June 30):

		2009	2008	2009/2008
Lithium and derivatives	Th. MT	9.0	14.0	-5.0	-35%
Lithium and derivatives revenues	MUS$	52.5	88.0	-35.5	-40%

Lower demand was observed across most of the end uses for lithium. The decline in revenues in this business line can be attributed to lower sales volumes given that sales prices for lithium carbonate observed during the first six months of the year remained relatively flat compared to those of the same period during the previous year.

Because global economic circumstances have not changed substantially in recent months, demand for lithium continues to be slow given that traditional applications are sensitive to economic cycles. Demand in this industry continues to be hard hit by the effects of inventory optimization, particularly in the battery industry, although not to the extent seen in the first quarter of 2009.

We anticipate that the recovery for this business segment will take the longest considering that many of lithium’s end uses are tied to construction. Lithium used for secondary batteries is expected to be the first end use to show signs of recovery.

Although the current outlook for lithium demand in the short-term remains uncertain, SQM continues to see positive signs for growth in the medium- to long-term as evidenced by the release this year of several new HEV models powered by Li-ion batteries. Other car manufacturers continue to announce plans to launch cars with lithium technology.

During the first weeks of the second half of the year, we have observed signs of recovery in demand in some applications, and we anticipate that sales volumes for the second half of 2009 will be higher than those observed in the first half of this year.

Gross margin for the Lithium and Derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin in the first six months of 2009.

Potassium Chloride

Potassium chloride revenues for the first half of 2009 totaled US$132.8 million, a 236% increase with respect to the first half of 2008, when revenues amounted to US$39.5 million.

Year-over-year potassium chloride revenues grew 153% in the second quarter, reaching US$60.7 million, compared to US$24.0 million for the same period of 2008.

Potassium Chloride Volumes and Revenues (six months ended June 30):

		2009	2008	2009/2008
Potassium chloride	Th. MT	224.5	69.1	155.4	225%
Potassium chloride revenues	MUS$	132.8	39.5	93.3	236%

As expected, sales volumes for potassium chloride increased substantially during the first six months of 2009 compared to the first half of 2008, despite the prevailing trend in the potash industry. Our relatively small size in this sector continues to be an advantage, giving us flexibility in allocating additional volumes. The growth in sales volumes can be attributed to additional production of potassium chloride. We anticipate that this growth trend will continue in 2010.

With these additional volumes, we have expanded our sales of potassium chloride to new markets. In addition, we have begun to see movement of potassium chloride in various markets on the back of the recently announced contracts in India. This newly contracted price has been established as a reference price in the principal potash spot markets, such as Brazil, and volumes have begun to move accordingly.

Gross margin for potassium chloride accounted for approximately 27% of SQM’s consolidated gross margin in the first half of 2009.

Industrial Chemicals

Industrial Chemicals revenues for the first six months of 2009 reached US$46.7 million, 10% lower than the US$52.1 million recorded for the same period of the previous year.

Revenues for the second quarter totaled US$24.3 million, a decrease of 13% with respect to the second-quarter 2008 figure of US$28.0 million.

Industrial Chemicals Volumes and Revenues (six months ended June 30):

		2009	2008	2009/2008
Industrial nitrates	Th. MT	60.4	81.3	-20.9	-26%
Boric acid	Th. MT	1.3	2.2	-0.9	-40%
Industrial chemicals revenues	MUS$	46.7	52.1	-5.4	-10%

Traditional applications for industrial chemicals, such as glass, frits and metal treatment, were negatively impacted due to the economic slowdown. Despite negative growth in these applications, we continue to see growing demand for industrial-grade sodium nitrate to be used in solar energy plants. Increased volumes for solar salt applications helped to partially offset lower volumes of traditional applications. We expect to see continued growth in the future for solar salts given that several contracts for 2009 and 2010 have been settled, and new projects are currently being developed.

Gross margin for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross margin in the first six months of 2009.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$30.6 million in the first six months of the year, down from US$35.5 million for the same period of the previous year. Revenues were impacted by lower generalized demand for commodity fertilizers and lower average prices.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$40.0 million (6.0% of revenues) for the first six months of 2009, compared to the US$41.9 million (5.3% of revenues) recorded during the same period of 2008.

Operating Costs
Lower operating costs for the first half of 2009 can be attributed to improved operating efficiencies in some business lines combined with lower oil prices and a stronger U.S. dollar that continued to push production costs lower

Non-operating Income

The Company recorded a non-operating loss of US$21.6 million for the first half of 2009, which is higher than the US$1.3 million loss recorded for the same period of 2008.  This loss is explained by:
•	Higher net financial expenses, as the Company increased its financial debt to finance its capex program, working capital increases and a portion of long-term debt that matures in February 2010
•	Lower earnings from investments in related companies, as the fertilizer business activities of our offshore affiliates were affected by lower global fertilizer prices
•	Losses related to foreign currency transactions due to the volatility observed in foreign currencies

Notes:

(1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:      Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 2nd Quarter		For the 6-month period ended June 30
	2009	2008	2009	2008

Revenues	344.8	460.8	665.7	787.1

Specialty Plant Nutrition	165.6	275.9	311.3	446.4
Potassium Nitrate and Blended Fertilizers(1)	139.3	236.4	261.3	388.1
Potassium Sulfate	26.3	39.5	50.0	58.3
Iodine and Iodine Derivatives	48.7	65.6	91.8	125.7
Lithium and Lithium Derivatives	28.0	45.9	52.5	88.0
Potassium Chloride	60.7	24.0	132.8	39.5
Industrial Chemicals	24.3	28.0	46.7	52.1
Industrial Nitrates	23.6	27.1	45.3	50.4
Boric Acid	0.7	0.9	1.4	1.7
Other Income	17.4	21.4	30.6	35.5

Cost of Goods Sold	(174.7)	(255.2)	(320.3)	(452.1)
Depreciation	(38.8)	(25.5)	(73.5)	(50.7)

Gross Margin	131.3	180.0	271.8	284.3

Selling and Administrative Expenses	(19.0)	(23.9)	(40.0)	(41.9)

Operating Income	112.3	156.1	231.9	242.3

Non-Operating Income	(8.5)	2.3	(21.6)	(1.3)
Financial Income	3.9	2.5	7.9	5.5
Financial Expenses	(7.8)	(4.9)	(15.7)	(10.4)
Others	(4.6)	4.7	(13.8)	3.6

Income Before Taxes	103.9	158.4	210.2	241.0
Income Tax	(21.4)	(29.8)	(42.5)	(43.1)
Other Items	0.7	(2.9)	1.6	(7.4)

Net Income	83.1	125.7	169.4	190.5
Net Income per ADR (US$)	0.32	0.48	0.64	0.72

(1) Includes Yara Specialty fertilizers and Other Specialty fertilizers

Balance Sheet

(US$ Millions)	As of June 30
	2009	2008

Current Assets	1,660.9	1,139.7
Cash and cash equivalents (1)	468.8	90.4
Accounts receivable (2)	386.6	408.8
Inventories	632.4	536.0
Others	173.0	104.6

Fixed Assets	1,189.4	1,004.2

Other Assets	108.3	107.7
Investments in related companies (3)	65.4	66.0
Others	42.9	41.7

Total Assets	2,958.5	2,251.7

Current Liabilities	519.5	378.7
Short-term interest-bearing debt	270.0	80.8
Others	249.5	297.8

Long-Term Liabilities	988.7	566.0
Long-term interest-bearing debt	886.3	481.1
Others	102.4	84.9

Minority Interest	42.7	51.4

Shareholders' Equity	1,407.6	1,255.7

Total Liabilities & Shareholders' Equity	2,958.5	2,251.7

Current Ratio (4)	3.2	3.0
Net Debt / Total Capitalization (5)	32.2%	26.5%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net oe goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: August 12, 2009